Exhibit 99.28

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

(Expressed in Canadian Dollars unless otherwise stated)

August 17, 2020

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the year ended April 30, 2020, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended April 30, 2020 and 2019, copies of which are available under the Company’s profile at www.sedar.com.

The Company’s financial statements for the year ended April 30, 2020, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all information contained in this MD&A is as of August 17, 2020.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to A$ are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	statements with respect to future events or future performance;
●	the impact of general business and economic conditions;
●	expected impacts of the novel coronavirus (COVID-19) pandemic on the Company;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;
●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors” herein and other disclosure documents, which are available under the Company’s profile at www.sedar.com.

This list of factors should not be construed as exhaustive.

Business Overview

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) and its common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech.

As at April 30, 2020, the uranium price reported by UxC LLC was US$32.75 per pound, representing an approximately 29.7% increase from a uranium price of US$25.25 at April 30, 2019. During the year ended April 30, 2020, uranium prices, as reported by UxC LLC, averaged US$25.79 per pound, down approximately 2.7% compared to an average of US$26.50 per pound in fiscal 2019.

The global uranium market has been undergoing a substantial rebalancing of supply and demand fundamentals with mine production falling due to the expiration of higher-priced legacy contracts, and recovery of uranium demand/consumption to pre-Fukushima levels. This has only accelerated since March 2020, as additional production cuts were announced by several uranium producers in response to the global COVID-19 pandemic. It is unknown at this time exactly how long the shutdowns will last or how much uranium production will ultimately be removed from the market as a result of these shutdowns, however, it is believed that approximately 50% of global output has been impacted. In terms of nuclear energy growth, the global industry has seen 48 new reactors come on line in the past seven years, generating 24/7, carbon-free, clean-air, energy. A further 56 units1 are under construction. The COVID-19 impacts to reactor operations has been limited to-date as these resilient, essential services are deemed to be critical energy infrastructure in most jurisdictions. We believe that these improving market fundamentals potentially mark the beginning of a supply deficit that may continue to exert upward pressure on global uranium prices.

 1 Source: World-nuclear.org

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Recent Developments

The following is a description of selected recent developments respecting the business of the Company during the year ended April 30, 2020.

Pre-IPO Private Placements

During the year ended April 30, 2020, the Company completed private placements of an aggregate 2,233,334 special warrants at a price of $1.50 per special warrant for gross proceeds of $3,350,001. 500,000 of such special warrants were automatically exercised into Common Shares in October 2019 and the balance were automatically exercised into Units (as defined herein) on completion of the Company’s initial public offering in December 2019 (the “IPO”).

Initial Public Offering

On December 6, 2019, the Company completed the IPO and the listing of the Common Shares and the Listed Warrants on the TSX-V. The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000. Each Unit is comprised of one Common Share and one Listed Warrant. Each Listed Warrant was issued pursuant to the terms of a warrant indenture between the Company and Computershare Trust Company of Canada, as the warrant agent. Each Listed Warrant will entitle the holder thereof to purchase one Common Share of the Company at an exercise price of $2.00 per share until December 6, 2024. URC’s Common Shares and Listed Warrants are listed on the TSX-V under the symbol “URC” and “URC.WT”, respectively.

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, together with Sprott Capital Partners LP, Canaccord Genuity Corp. and H.C. Wainwright & Co., LLC (collectively, the “Agents”).

In connection with the IPO, the Company granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from the Company at the Offering Price. On December 17, 2019 and December 23, 2019, the Company issued an aggregate of 861,000 additional Listed Warrants pursuant to partial exercises of the Over-Allotment Option by the Agents, for gross proceeds of $215,250.

Repayment of BMO Credit Facility

In December 2019, the Company utilized $12.8 million (US$9.7 million) of the proceeds from the IPO to repay and retire its senior secured credit facility with the Bank of Montreal (the “BMO Credit Facility”). The BMO Credit Facility had been utilized to refinance the Company’s July 2018 acquisition of 9.9% of the initial public offering of shares of Yellow Cake, a company listed on Alternative Investment Market (“AIM”) of the London Stock Exchange that purchases and holds physical uranium. On June 28, 2019, the Company entered into a third amendment to the BMO Credit Facility and paid an amendment fee in the amount of $0.2 million (US$0.1 million) in connection therewith. Concurrently, the Company made a partial repayment of the BMO Credit Facility in the amount of $0.8 million (US$0.6 million). On October 9, 2019, November 5, 2019 and November 15, 2019, the Company made partial repayments of the BMO Credit Facility in an aggregate amount of $0.5 million (US$0.4 million).

Upon completion of the IPO, the Company issued 500,000 Common Shares and 500,000 unlisted common share purchase warrants to the lenders to fully satisfy the final obligation of $0.7 million (US$0.5 million) owing under a prior credit facility that was utilized to finance, in part, the initial acquisition of the Yellow Cake shares (the “Historic Credit Facility”). Each such warrant entitles the holder to purchase one Common Share of the Company at an exercise price of $1.40 per share for a period of 5 years.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Royalty Acquisitions

During the year ended April 30, 2020, the Company completed the following acquisitions:

●	Langer Heinrich Royalty - On June 26, 2019, the Company exercised its option to acquire a royalty interest in the Langer Heinrich Mine, located in Namibia, Africa. The option price was satisfied by the Company issuing to the vendor 1,354,167 special warrants of the Company. Such special warrants were automatically exercised into an equivalent number of Common Shares of the Company in October 2019.

On June 30, 2020 Paladin Energy Ltd. (“Paladin”) announced the result of the Langer Heinrich Restart Plan, which refined the results of the previous 2019 Prefeasibility Report (“PFS”). The release states that the Langer Heinrich Mine could be brought back into production for US$81 million of pre-production cash expenditure. The release also states a C1 Cost of Production of US$27 per pound and a 17-year mine life with peak production of 5.9 million pounds of U3O8 for seven years. The Life of Mine Plan outlines three distinct operational phases; Ramp-Up (Year 1), Mining (Years 2 to 8) and Stockpile (Years 9 to 17). The Restart Plan also re-stated the mineral resources associated with the project, explicitly including the run-of-mine stockpiles in the resources. The underlying in-situ mineral resource as announced by Paladin on October 14, 2019 remains unchanged, as are the tonnes and grade stated for run-of-mine stockpiles in the same announcement.

●	Westwater Portfolio - On August 30, 2019, the Company completed the indirect acquisition from Westwater Resources Inc. (“Westwater”) of: (i) royalty interests in each of the Church Rock project, located in New Mexico, USA, the Dewey-Burdock project, located in South Dakota, USA, the Lance project, located in Wyoming, USA and the Roca Honda project, located in New Mexico, USA; and a convertible promissory note receivable (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. (“Laramide”) .

Dewey-Burdock Project
On January 17, 2020, Azarga Uranium Corp. (“Azarga”) disclosed a Preliminary Economic Assessment for the Dewey-Burdock project[2]. The report disclosed an updated mineral resource statement, stating 7.4 million short tons or 6.7 million tonnes of combined measured and indicated resources at an average grade of 0.116% U3O8 returning 17.1 million pounds U3O8. Resource pounds and grades of U3O8 were calculated by individual grade-thickness contours. Tonnages were estimated using average thickness of resource zones multiplied by the total area of those zones.

The preliminary economic assessment of the Dewey-Burdock project states all values in U.S. dollars and uses a constant uranium price of US$55 per pound. Azarga states that the estimated initial capital costs for the first two years of the project life are approximately US$31.7 million with sustaining capital costs of approximately US$157.7 million spread over 17 years of operation. Direct cash operating costs are approximately US$10.46 per pound of U3O8 produced excluding royalties and severance and conservation taxes. U.S. federal income tax is estimated to be US$3.39 per pound. The total pre-tax and post-tax capital and operating costs average approximately US$28.88 per pound and US$32.27 per pound U3O8 produced, respectively. The project is estimated to generate pre-tax and post-tax net earnings over the life of the project of US$372.7 million and US$324.4 million, respectively. It is estimated that the project has a pre-tax internal rate of return of 55% and a net present value of US$171.3 million and a post-tax internal rate of return of 50% and a net present value of US$147.5 million applying an 8% discount rate.

Lance Project
Peninsula Energy Ltd. (“Peninsula”) announced on April 17, 2020 that the Wyoming Department of Environmental Quality approved the Interim Restoration Report for the low pH field demonstration work. This allows Peninsula to test the low pH mining method across the Ross permit area. While the Company’s royalty coverage does not include the Ross permit area, the studies impact the mining approach of the overall Lance project.

 2 NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, U.S.A., with an effective date of December 3, 2019, prepared for Azarga and authored by Steve Cutler, P.G. and Douglass H. Graves, P.E.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

●	Roughrider Royalty - The Company acquired a 1.97% net smelter returns royalty (the “Roughrider Royalty”) on the Roughrider Uranium project, which is located in Saskatchewan, Canada and owned by a subsidiary of Rio Tinto plc. (“Rio Tinto”). The Roughrider Royalty was acquired by the Company pursuant to an amended and restated royalty purchase agreement among the Company, Mulgravian Ventures Corporation and certain vendors named therein dated October 4, 2019 for total consideration of $5.9 million, which the Company satisfied by paying $2,955,150 in cash and issuing 1,969,964 Units at a price of $1.50 per Unit.

●	Michelin Royalty - The Company acquired a 2.0% gross revenue royalty on the Michelin Project (the “Michelin Royalty”), located in Newfoundland and Labrador, Canada and indirectly owned by Paladin and Électricité de France (EDF). The Michelin Royalty was acquired by the Company pursuant to a royalty purchase agreement among the Company, Altius Royalty Corporation and Altius Minerals Corporation dated September 30, 2019 for total consideration of $4.3 million, satisfied by the Company by issuing 2,833,332 Units.

●	Reno Creek Royalty - The Company acquired a 0.5% net profit interest royalty on the Reno Creek Project (the “Reno Creek Royalty”), located in Wyoming, USA and owned by Uranium Energy Corp. (“UEC”). The Reno Creek Royalty was acquired by the Company pursuant to a royalty purchase agreement among the Company and certain funds managed by Pacific Road Capital dated effective April 24, 2019, as amended, for total cash consideration of $0.3 million (US$225,000).

Cash Repayment under Laramide Promissory Note

On January 16, 2020, the Company received $2.7 million (US$2 million) from Laramide as full repayment of the outstanding principal and interest under the Laramide Promissory Note. The Laramide Promissory Note was acquired by the Company pursuant to a strategic transaction with Westwater in August 2019, whereby the Company acquired the Laramide Promissory Note and a portfolio of four uranium royalties in the USA.

Change of Auditor

On June 1, 2020, the Company gave notice that, effective June 1, 2020, it had accepted the resignation of Ernst & Young LLP as auditor of the Company, and had appointed PricewaterhouseCoopers LLP as auditor of the Company, to hold office until the next annual general meeting of the Company.

COVID-19 Pandemic

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID-19 pandemic is continuing to cause significant widespread global infections and fatalities. It has also materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on its employees and on global financial markets.

Commencing around the end of the second quarter of 2020, many countries have taken measures to ease restrictions on economic and social activities to, among other things, reopen their economies by allowing businesses to restart and encourage economic recovery. The results of such economic measures and the reopening have varied from country to country, with certain countries currently reporting relatively stable infection rates and others, such as the United States, reporting a spike in infections and fatalities. Currently, the Company is unable to predict the outcome or pace of such economic reopening and the strength or timing of any recovery. Neither can it predict whether the easing of pandemic health restrictions will result in such a material resurgence in infections and fatalities as would cause governments to re-impose some or all prior or new restrictive measures, including business closures. The current and expected impacts are anticipated to be far-reaching. A prolonged economic downturn resulting from the pandemic may have significant negative impacts on uranium demand and pricing generally, which could have a material adverse impact on the Company’s results of operations and financial condition.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

In response to COVID-19, the Company has taken actions to augment its safety protocols, protect its employees and strengthen its balance sheet in response to the pandemic. These measures have included instituting work from home protocols and reducing management and directors’ fees to preserve resources in the face of the economic uncertainty resulting from the COVID-19 pandemic. Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with additional royalty acquisitions.

The COVID-19 pandemic has not materially impacted the properties in which the Company holds royalties. In the recent public statements and disclosure made by the owners or operators of the properties underlying the Company’s royalty interests, many owners or operators of the projects disclosed that they have engaged both cost costing measures to improve long term viability and maintain cash reserves and recommended operational changes to protect employees. As part of these measures, a planned drilling campaign on the Workman Creek project was delayed.

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
Roughrider(1)	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(2)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide	NM, USA	Grants Mineral Belt	4.0% NSR
Dewey-Burdock(2)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(2)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(2)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Royalty Option
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	Also applies to the Russell Lake and Russell Lake South projects.
(2)	The royalty does not apply to the entirety of the project.
(3)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Strategic Investment in Yellow Cake plc

URC owns approximately 9% of the outstanding ordinary shares of Yellow Cake, a company listed on AIM that purchases and holds physical uranium. The initial equity investment in Yellow Cake was made as part of URC’s US$19.25 million cornerstone strategic investment in Yellow Cake’s US$200 million initial public offering in July 2018. The underlying agreement provided for a long-term strategic relationship between the Company and Yellow Cake, including, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to its agreement with Kazatomprom.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: The Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

Overall Performance

For the year ended April 30, 2020, the Company incurred a net loss of $2,701,358, compared to a net loss of $3,819,567 for the previous fiscal year. As at April 30, 2020, the Company had working capital of $42,997,711.

See “Recent Developments” for further information regarding the Company’s activities during the year ended April 30, 2020.

Selected Annual Information

The following sets forth selected annual financial information for the Company for the three most recently completed fiscal years:

	April 30,
	2020	2019	2018
	($)	($)	($)
Revenues	-	-	-
Net loss	2,701,358	3,819,567	322,059
Net loss per share, basic and diluted	0.05	0.13	0.03
Dividends	-	-	-
Total assets	70,653,626	44,611,024	2,181,594
Total non-current financial liabilities	40,000	-	-

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

The increase in total assets from $44,611,024 as at April 30, 2019 to $70,653,626 as at April 30, 2020 was primarily attributed to an increase in cash and cash equivalents and restricted cash of $10.4 million from cash received from pre-IPO private placements and net proceeds received from the IPO, additional equity investments in Yellow Cake of $1.0 million in conjunction with an increase in the fair value of Yellow Cake investment of $1.0 million, and an increase in royalties as a result of the closing of the Westwater, Reno Creek, Langer Heinrich, Roughrider and Michelin transactions. The non-current liabilities of $40,000 as at April 30, 2020 represented a loan received from the government through the Canadian Emergency Business Account Program.

The increase in total assets from $2,181,594 as at April 30, 2018 to $44,611,024 as at April 30, 2019 was primarily attributed to the initial equity investment in Yellow Cake of $25.5 million, the acquisition of the Anderson Royalty, Slick Rock Royalty and Workman Creek Royalty of $12.0 million, the acquisition of the option to acquire the Langer Heinrich Royalty of $0.8 million, and deposit of $0.7 million for the acquisition of the Westwater portfolio of assets.

Discussion of Operations

Year ended April 30, 2020, compared to the year ended April 30, 2019

In the year ended April, 2020, the Company completed private placements of 2,233,334 special warrants for gross proceeds of $3,350,001, raised $30,215,250 in gross proceeds from the IPO and the exercise of Over-Allotment Option, fully settled the BMO Credit Facility for $12.8 million (US$9.7 million) and received $2.7 million (US$2 million) from Laramide as final repayment of the Laramide Promissory Note. See “Recent Developments”.

The Company incurred a net loss of $2,701,358 in the year ended April 30, 2020, compared to a net loss of $3,819,567 for the previous fiscal year. The decrease in net loss primarily resulted from lower interest expense on the BMO Credit Facility of $1.2 million in fiscal 2020 as compared to interest expense of $3.0 million on the Historic Credit Facility in fiscal 2019. Further, the Company recognized a gain on modification of the BMO Credit Facility of $0.3 million, interest income of $0.2 million and foreign exchange gain of $0.2 million during the year ended April 30, 2020. The positive impact of the aforesaid changes was partially offset by higher consulting fees, general and administrative, management and directors’ fees and professional fees when compared to the previous fiscal year. During the year ended April 30, 2019, the Company recognized an unrealized gain of approximately $1.1 million, being the difference between the fair value of Yellow Cake’s ordinary shares and the net investment amount on initial recognition.

The Company incurred consulting fees of $284,876 in the year ended April 30, 2020, compared to $148,502 for the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during such period. The increase was primarily due to the Company entering into a six-month consulting agreement with a company controlled by the Company’s former President and Chief Executive Officer. The consulting agreement was automatically terminated on April 9, 2020.

In the year ended April 30, 2020, the Company incurred general and administrative expenses of $535,395, primarily consisting of regulatory filing, transfer agent and warrant agent fees of $141,476 (2019: $20,431), convention and marketing expenses of $116,665 (2019: $9,101), salaries and benefits of $61,269 (2019: $5,226), insurance expense of $37,373 (2019: $4,900), office expense of $37,532 (2019: $50,445), technology expense of $32,935 (2019: $17,914), travel expense of $69,067 (2019: $59,409), and rental expense of $39,078 (2019: $13,539), compared to $180,965 for the previous fiscal year. The increase was primarily the result of a higher level of activity leading up to and after the Company’s IPO, the completion of acquisitions and the addition of staff resources.

The Company incurred management and directors’ fees of $526,691 for the year ended April 30, 2020, compared to $313,555 in the previous fiscal year. The increase was as a result of the addition of management and directors as the Company worked towards and completed its IPO.

In the year ended April 30, 2020, the Company incurred professional fees of $815,303, consisting primarily of audit and legal fees associated with the Company’s IPO, numerous acquisitions and other corporate matters and tax advisory fees, compared to $563,623 for the previous fiscal year.

9

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

During year ended April 30, 2020, the Company incurred project expenditures of $108,137 which primarily comprised of fees incurred in connection with legal and geological due diligence on potential acquisitions of royalties, compared to $134,452 for the previous fiscal year.

In the year ended April 30, 2020, the Company incurred interest expense of $1,201,801 in connection with the BMO Credit Facility, compared to $3,679,264 in connection with the BMO Credit Facility and the Historic Credit Facility for the previous fiscal year. In the year ended April 30, 2020, the Company earned interest income of $158,085 (2019: $Nil) on the Laramide Promissory Note and guaranteed investment certificates.

During the year ended April 30, 2020, the Company recorded a net gain on loan payable of $272,939, which comprised of a gain on modification of the BMO Credit Facility of $346,676 as a result of the execution of the third amendment to the BMO Credit Facility on June 28, 2019, offset by a loss on extinguishment of the BMO Credit Facility in the amount of $73,737.

In the year ended April 30, 2020, the Company recognized a foreign exchange gain of $211,694, compared to a foreign exchange loss of $172,759 for the previous fiscal year, primarily as a result of the exchange difference on the translation of the BMO Credit Facility and the Historic Credit Facility, which are denominated in U.S. dollars, and the translation of cash and cash equivalents and restricted cash denominated in U.S. dollars.

In the year ended April 30, 2020, the Company recorded an unrealized gain on revaluation of short-term investments of $949,085 from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $593,311, offset by deferred income tax expense of $128,127. In the year ended April 30, 2019, the Company recorded an unrealized gain on revaluation of short-term investments of $1,854,507 from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $116,374, offset by deferred income tax expense of $250,358.

Year ended April 30, 2019, compared to the year ended April 30, 2018

For the year ended April 30, 2019, the Company had a net loss of $3,819,567, compared to $322,059 for the previous fiscal year, which resulted from the payment of consulting fees of $148,502, compared to $25,220 for the previous fiscal year, which was primarily comprised of consulting fees paid for geological services and corporate development services during the year. The Company incurred general and administrative expenses of $180,965, compared to $10,657 for the previous fiscal year, which was primarily comprised of bank charges, office, insurance, technology and travel expenses.

During the year ended April 30, 2019, the Company incurred management and chair fees of $313,355, compared to $204,585 for the previous fiscal year, which was primarily comprised of salaries and other expenses incurred for services provided by a company controlled by Philip Williams and for services provided by a company controlled by Josephine Man, as well as fees paid to a company controlled by Scott Melbye in his capacity at such time as Chairman and as a member of the Company’s Advisory Committee.

In the year ended April 30, 2019, the Company paid professional fees of $563,623, compared to $81,597 for the previous fiscal year, primarily comprised of legal, tax and audit fees incurred in connection with the Company’s corporate administrative and compliance activities. The Company incurred project expenditures of $134,452, primarily comprised of fees incurred in connection with legal and geological due diligence on potential acquisitions of royalties; and interest on the Historic Credit Facility and BMO Credit Facility of $3,679,264 during fiscal 2019.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

10

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
July 31, 2018	-	886,403	0.06	-
October 31, 2018	-	(1,578,238)	(0.06)	-
January 31, 2019	-	(1,541,851)	(0.04)	-
April 30, 2019	-	(1,585,881)	(0.04)	-
July 31, 2019	-	(601,987)	(0.01)	-
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-
April 30, 2020	-	144,350	0.00	-

Changes in net income (loss) from quarter to quarter are affected primarily by acquisitions of royalty agreements, interest expenses on the Historic Credit Facility and BMO Credit Facility, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods.

Fourth Quarter

The Company’s net income was $144,350 in the three months ended April 30, 2020, compared to a net loss of $1,585,881 for the same period in the previous fiscal year. The increase in net income was primarily the result of lower interest expense on the BMO Credit Facility, which was fully repaid during the third quarter of fiscal 2020, and the recognition of deferred income tax recovery as a result of the significant increase in the fair value of the Company’s Yellow Cake investment in the fourth quarter of fiscal 2020. The positive impact of the aforesaid changes was partially offset by higher consulting fees, general and administrative, management and directors’ fees.

The Company incurred consulting fees of $96,549 in the three months ended April 30, 2020, compared to $32,096 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during such period. The increase was primarily due to the Company entering into a six-month consulting agreement with a company controlled by the Company’s former President and Chief Executive Officer. The consulting agreement was automatically terminated on April 9, 2020.

In the three months ended April 30, 2020, the Company incurred general and administrative expenses of $150,013, primarily consisting of regulatory filing, transfer agent and warrant agent fees of $11,513 (2019: $2,803), salaries and benefits of $14,765 (2019: $1,337), insurance expense of $18,664 (2019: $2,450), office expense of $19,099 (2019: $43,652), technology expense of $9,912 (2019: $11,112), travel expense of $25,194 (2019: $6,565), and rental expense of $7,431 (2019: $8,364), compared to $48,492 for the same period in the previous fiscal year. The increase was primarily the result of a higher level of activity after the Company’s IPO, which included company website maintenance, investor communications, regulatory filing fees, additional insurance fees, transfer agent fees and warrant agent fees.

The Company incurred management and directors’ fees of $120,394 for the three months ended April 30, 2020, compared to $100,230 in the previous fiscal year.

In the three months ended April 30, 2020, the Company incurred professional fees of $53,997, consisting primarily of legal fees for corporate matters and tax advisory fees associated with royalty acquisitions, compared to $123,293 for the same period in the previous fiscal year.

11

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Use of IPO Proceeds

The Company’s IPO closed on December 6, 2019. As disclosed in the Company’s IPO prospectus, the net proceeds, assuming no exercise of the Over-Allotment Option, were estimated to be $27,660,000. Including partial exercises of the Over-Allotment Option by the Agents, the Company received net proceeds in an aggregate amount of $28,600,625, which was comprised of gross proceeds of $30,215,250, less the Agents’ fees of $1,459,604 and securities issuance costs of $155,021. The Company also incurred offering expenses associated with the IPO of $429,471.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Company’s IPO prospectus, and net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to April 30, 2020.

	As disclosed in the prospectus ($)	April 30, 2020 ($)
Repayment of BMO Credit Facility	12,791,591	12,846,194
Cash consideration for the acquisition of royalties(1)	3,254,063	3,252,825
Future acquisitions	4,000,000	-
General and administrative expenses(2)	1,433,000	793,434
General working capital purposes(3)	6,181,346	11,278,701
Total	27,660,000	28,171,154

Note:

(1)	Comprised of cash paid to acquire the Reno Creek Royalty and the Roughrider Royalty.
(2)	Included consulting fees, general and administrative, management and directors’ fees and professional fees.
(3)	Included unused cash of $4 million and $1 million to be deployed for future acquisitions and general and administrative expenses, respectively, as at April 30, 2020.

Liquidity and Capital Resources

	As at April 30, 2020 ($)	As at April 30, 2019 ($)
Cash and cash equivalents	11,837,162	2,230,690
Working capital	42,997,711	15,947,966
Total assets	70,653,626	44,611,024
Total current liabilities	399,558	14,955,388
Accounts payable and accrued liabilities	399,558	543,545
Total non-current liabilities	40,000	-
Shareholders' equity	70,214,068	29,655,636

As at April 30, 2020, the Company had cash and cash equivalents of $11,837,162 compared to $2,230,690 at April 30, 2019, investment in Yellow Cake of $30,456,461 compared to $28,508,793 as at April 30, 2019, and had fully settled the BMO Credit Facility as compared to an outstanding balance of $13,742,443 as at April 30, 2019. The Company had accounts payable and accrued liabilities of $399,558 at April 30, 2020, compared to $543,545 at April 30, 2019. The change in the accounts payable and accrued liabilities balance was primarily due to the timing of payment. The increase in non-current liabilities was attributed to a loan received from the government through the Canadian Emergency Business Account Program. The loan has a maturity date on December 31, 2022 and may be extended to December 31, 2025.

As at April 30, 2020, the Company had working capital of $42,997,711 (April 30, 2019: $15,947,966).

12

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Subsequent to April 30, 2020, the Company implemented corporate-wide cost-cutting measures, including a temporary reduction in management and directors’ fees, in response to the significant financial market uncertainty as a result of the COVID-19 pandemic.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance, by way of private placements of Common Shares and special warrants, the IPO, the repayment of the Laramide Promissory Note, the Historic Credit Facility of US$17.5 million and the BMO Credit Facility of US$11 million, with the final obligations under the Historic Credit Facility and the full repayment of the BMO Credit Facility completed on December 6, 2019. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

Contractual Obligations

Debt

As of April 30, 2020, the Company has a government loan payable of $40,000.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended April 30, 2020 was $2,478,285 compared to $1,468,695 for fiscal year 2019. Significant operating expenditures during the year included consulting fees, general and administrative expenses, management and directors’ fees and professional fees. The increase of net cash used in operating activities is primarily due to a higher level of activity leading up to the Company’s IPO and additional corporate costs associated with the listed status of the Company.

Investing Activities

Net cash used in investing activities during the year ended April 30, 2020 was $5,338,174 compared to $26,247,684 for fiscal year 2019. During the year ended April 30, 2020, the Company made payments and incurred transaction costs in an aggregate of $3.1 million, $3.0 million and $0.3 million in connection with the acquisition of the Westwater portfolio of assets, Roughrider Royalty and Reno Creek Royalty, respectively, and used $1.0 million to acquire additional shares of Yellow Cake and assigned a restricted cash of $0.7 million to the bank as security for a corporate credit card and foreign exchange facility, partially offset by $2.7 million received from Laramide for interest earned and full repayment of the Laramide Promissory Note and $0.1 million received for interest earned on guaranteed income certificates. In fiscal year 2019, the Company paid $25.5 million for the investment in ordinary shares of Yellow Cake and made a deposit on conditional purchase of royalties in the amount of $0.7 million.

Financing Activities

Net cash generated from financing activities during the year ended April 30, 2020 was $17,422,931 compared to $27,893,625 for fiscal year 2019. During the year ended April 30, 2020, the Company received net cash proceeds of $28,600,625 from the IPO, $3,350,001 from private placements of special warrants and $40,000 from the government loan payable, offset by transaction costs incurred on the BMO Credit Facility of $194,887, and the repayment of the BMO Credit Facility in the amount of $13,698,188 and interest of $674,620 to the lenders thereunder. In fiscal year 2019, the Company received net cash proceeds of $16,926,651 from private placements of Common Shares and net proceeds from the Historic Credit Facility and the BMO Credit Facility in an aggregate amount of $36,786,015, offset by repayment of the Historic Credit Facility and the BMO Credit Facility in an aggregate amount of $24,071,400 and interest of $1,747,641 to the lenders thereunder.

13

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended April 30, 2020, the Company incurred $14,892 (2019: $Nil) in general and administrative expenses related to website design and website hosting services provided by a company controlled by a direct family member of the Chairman. The amount payable to such related party of $1,319 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

Related party transactions are based on the amounts agreed to by the parties. During the year ended April 30, 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The directors’ fees and remuneration of key management, for the years ended April 30, 2020 and 2019, comprised of:

	For the year ended April 30,
	2020	2019
	($)	($)
Scott Melbye - Chief Executive Officer (1)	99,778	-
Scott Melbye - Former Chairman (2)	59,904	66,480
Philip Williams - Former Chief Executive Officer (3)	157,494	176,875
Josephine Man - Chief Financial Officer (4)	133,015	70,000
Amir Adnani - Chairman (5)	46,500	-
Lady Barbara Judge CBE - Director (6)	10,000	-
David Neuburger - Director (7)	10,000	-
Vina Patel - Director (8)	10,000	-
Total	526,691	313,355

Notes:

(1)	Management fee of $99,778 (2019: $Nil) for the year ended April 30, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company. The amount payable to a company controlled by Scott Melbye of $302 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(2)	Chair fee of $59,904 (2019: $66,480) for the year ended April 30, 2020 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

(3)	Management fee of $157,494 (2019: $176,875) for the year ended April 30, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Philip Williams of $102,896 (April 30, 2019: $65,375) is included in accounts payable and accrued liabilities as at April 30, 2020.

14

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

(4)	Management fee of $133,015 (2019: $70,000) for the year ended April 30, 2020 represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer. The amount payable to a company controlled by Josephine Man of $6,327 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(5)	Chair fee of $46,500 (2019: $Nil) for the year ended April 30, 2020 was charged by a company controlled by Amir Adnani, the Chairman of the Company. The amount of director’s fee prepaid to a company controlled by Amir Adnani of $3,500 (2019: $Nil) is included in prepaids and other receivables. The prepaid director’s fee is unsecured, interest-free and was fully settled subsequent to year end.

(6)	Director’s fee of $10,000 (2019: $Nil) for the year ended April 30, 2020 was incurred for services provided by Lady Barbara Judge CBE, a director of the Company. The amount payable to Lady Barbara Judge CBE of $10,000 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(7)	Director’s fee of $10,000 (2019: $Nil) for the year ended April 30, 2020 was incurred for services provided by David Neuburger, a director of the Company. The amount payable to David Neuburger of $10,000 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(8)	Director’s fee of $10,000 (2019: $Nil) for the year ended April 30, 2020 was incurred for services provided by Vina Patel, a director of the Company. The amount payable to Vina Patel of $10,000 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

During the year ended April 30, 2020, the Company issued 1,733,334 (2019: Nil) qualifying special warrants for gross proceeds of $2,600,001, to a fund affiliated to a person who was a former director of the Company. Such former director had resigned from the board of directors of the Company prior to such issuances.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgements are accounting policies that have been identified as being complex or involving subject judgment or assessments.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

●	impairment testing: key assumptions underlying the recoverable amounts; and

●	recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Changes in Accounting Policies Including Initial Adoption

Leases

Effective May 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”), which the IASB issued in January 2016. The IASB issued IFRS 16 which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. The adoption of IFRS 16 had no impact on the Company’s consolidated financial statements as all leases are considered to be short-term leases. There were no leases outstanding on the date of transition.

15

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Financial Instruments and Risk Management

At April 30, 2020, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

April 30, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,837,162	-	-	11,837,162
Restricted cash	752,250	-	-	752,250
Short-term investments	30,456,461	-	-	30,456,461
Financial Liabilities
Government loan payable	-	40,000	-	40,000

April 30, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	2,230,690	-	-	2,230,690
Short-term investments	28,508,793	-	-	28,508,793
Financial Liabilities
Other payable	-	669,400	-	669,400
Loan payable	-	13,742,443	-	13,742,443

During the year ended April 30, 2020, the Company received a loan of $40,000 from the government through the Canadian Emergency Business Account Program, used $1.0 million to acquire additional shares of Yellow Cake and assigned a restricted cash of $0.7 million to the bank as security for a corporate credit card and foreign exchange facility.

16

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company’s ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2020. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company’s working capital as at April 30, 2020 was $42,997,711. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s profitability is dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2020 would have an impact, net of tax, of approximately $2,634,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $286,000 on net loss for the year ended April 30, 2020.

17

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2020, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,634,000 on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 71,835,238 Common Shares outstanding. In addition, the following common share purchase warrants outstanding are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	500,000
December 6, 2024(2)	2.00	27,397,630
		27,897,630

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Risk Factors

The following risk factors, as well as risks not currently known to the Company could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from estimates described in forward-looking statements relating to the Company.

Dependence on third party operators.

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streams and similar interests that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties, streams and similar interests may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

18

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties, streams and similar interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honoured by operators of a project.

Royalties, streams and similar interests are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties, streams and similar interests that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests.

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties, streams and similar interests and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Risks faced by owners and operators.

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

While a number of the properties underlying the Company’s current royalty interests are relatively advanced and the Langer Heinrich Mine was producing until it was put on care and maintenance by its operator in May of 2018, none of the properties underlying the Company’s current royalty interests are in production. While the discovery of uranium deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s current or future interests will be brought into a state of commercial production or that projects on care and maintenance will recommence production activities.

Dependence on future payments from owners and operators.

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Market and price risks related to the Company’s investments.

The value of the Company’s current and future equity investments, including its investment in Yellow Cake, is and will be exposed to fluctuations in the quoted market price depending on a number of factors, including general market conditions, company-specific operating performance and the market price of uranium. The Company does not utilize any derivative contracts to reduce this exposure. The Company may be unable to sell its entire interest in an investment without having an adverse effect on the fair value of the security due to low trading volumes on some investments.

Risks related to the ongoing COVID-19 Pandemic.

The outbreak of COVID-19 in late 2019 initially in China and its subsequent spread globally through 2020 has resulted in significant and widespread global infections and fatalities. In March 2020, the World Health Organization declared the spread of the COVID-19 virus a pandemic. The rapid spread of the virus has resulted in various federal, state and provincial governments declaring emergency measures and the implementation of numerous measures to attempt to contain the virus, including travel bans and restrictions, quarantines, business closures, shelter in place orders and other shutdowns and restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions

The impact of the pandemic and the global response thereto has, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets, with various countries already reporting significant declines in gross domestic product and business activity and material increases in unemployment. While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time.

Commencing around the end of the second quarter of 2020, many countries have taken measures to ease restrictions on economic and social activities to, among other things, reopen their economies by allowing businesses to restart and encourage economic recovery. The results of such economic measures and the reopening have varied from country to country, with certain countries currently reporting relatively stable infection rates and others, such as the United States, reporting a spike in infections and fatalities. Currently, the Company is unable to predict the outcome or pace of such economic reopening and the strength or timing of any recovery. Neither can it predict whether the easing of pandemic health restrictions will result in such a material resurgence in infections and fatalities as would cause governments to re-impose some or all prior or new restrictive measures, including business closures.

A prolonged economic downturn resulting from the pandemic may have significant negative impacts on uranium demand and pricing generally, which could have a material adverse impact on the Company’s results of operations and financial condition. Additionally, volatility of financial and commodity markets resulting from the pandemic may impact the Company’s ability to obtain any additional equity or debt financing in the future, if required, on acceptable terms or at all. In addition, restrictions and other measures taken by governments and others in response to the pandemic may continue to impact the Company’s ability to assess and complete additional acquisitions.

The magnitude and duration of disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. The extent to which the COVID-19 pandemic impacts the Company’s business, operations and financial results will depend on numerous evolving factors that the Company may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and may in the future be taken in response to the pandemic including any resurgence or additional waves of viral infection; the impact of the pandemic on economic activity and actions taken in response; any resurgence in infections and fatalities resulting from recent efforts of governments to reopen economies; any additional waves of the virus; if any successful treatment option or vaccine will be developed and, if so, when will they be widely available; the effect of the pandemic on the ability of the operators of the projects underlying the Company’s royalty interests, including their ability to advance their projects; the impact of the pandemic and related restrictions and measures on uranium demand and pricing; the ongoing impact of the pandemic on the Company’s ability to complete diligence and progress additional acquisitions; and the impact of the pandemic on the development of new nuclear energy facilities and on the ability of existing facilities to operate.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Fluctuations in commodity prices.

Any future revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of uranium. Uranium prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Uranium, being a commodity, is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks associated with the Company’s acquisition strategy.

As part of the Company’s business strategy, it has sought and will continue to seek to purchase uranium royalties, streams or similar interests, as well as physical uranium, from third party natural resource companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company.

Risks related to mineral reserves and resources.

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

First Nations Land Claims.

In Canada, First Nations rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Supreme Court of Canada’s 2014 decision in Tsilhqot’in Nation v. British Columbia marked the first time in Canadian history that a court has declared First Nations title to lands outside of a reserve. The Company is not aware of any First Nations land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the Canadian land which is covered by its royalty interests. The legal basis of a land claim is a matter of considerable legal complexity and the impact of a land claim settlement and self-government agreements cannot be predicted with certainty. In the event that First Nations title is asserted and proved on Canadian land which is covered by its royalty interests, provincial and federal laws will continue to be valid provided that any infringements of First Nations title, including mining and exploration, are either consented to by First Nations groups or are justified. However, no assurance can be given that a broad recognition of First Nations rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company’s activities. Such impact could be marked and, in certain circumstances, could delay or even prevent exploration or mining activities on Canadian land which is covered by the Company’s royalty interests.

Rights of third parties.

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Costs may influence return to Company.

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Liquidity concerns and future financing requirements.

The Company has no current source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Common Shares or securities exchangeable for or convertible into Common Shares, control of the Company may change and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

Because of their size and scale, the success of some resource-based projects depends on the ability of the owners to raise the capital required to successfully explore, develop and operate a project. This ability may be affected by general economic and market conditions, including the perceived threat or actual occurrence of an economic recession or liquidity issues. If market conditions are not favorable, major resource based projects could be cancelled or delayed, and any return to the Company would be extinguished or significantly delayed or diminished.

23

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition for uranium royalties, streams and similar interests.

The business of the Company is competitive in all phases, with many companies engaged in the acquisition of royalties, streams and similar interests, including large, established companies with substantial financial resources and long earnings records. Moreover, there is only a limited number of active uranium projects globally and, accordingly, there will be limited opportunities for additional acquisitions and investments by the Company. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets.

Some of the properties on which the Company holds or will hold royalties, streams or similar interests are located outside of Canada, including the Langer Heinrich Mine in Namibia. In addition, future investments may expose the Company to additional jurisdictions. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties, streams or similar interests that are or may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

In particular, Namibia is considered an “emerging market”. In addition to the risks noted above, heightened risks associated with emerging markets include, without limitation, the risk of war, terrorism or nationalization; limitations on the removal of funds or other assets, or diplomatic developments that affect investments; policies which may restrict the rights of the owner, operator or Company, including restrictions on investment in the mining industry and requirements that government approval be obtained prior to any such investment by foreign persons; policies that may restrict the Company’s repatriation of income or capital, including temporary restrictions on foreign capital remittances; the lack of uniform legal, accounting and auditing standards and/or standards that are different from the standards required in Canada; potential difficulties in enforcing contractual obligations; and less development and/or obsolescence in banking systems and practices, postal systems, communications and information technology and transportation networks.

The Company’s policy is to apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties, streams and similar interests. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

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Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Foreign currency risks.

While the Company reports its financial results in Canadian dollars, the Company’s investment in Yellow Cake is denominated in UK pounds sterling and uranium prices and many of its royalty interests are denominated and payable in U.S. dollars or Australian dollars. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

The Company has a limited operating history.

The Company has a limited business history. While members of the Company’s management and Board have significant expertise within the natural resource, nuclear energy and finance sectors, the Company itself has a limited history of operations in the uranium industry, and there can be no assurance that the business will be successful or profitable or that URC will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention.

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource, nuclear energy and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Litigation risks.

The Company may become party to legal claims arising in the ordinary course of business. There can be no assurance that any such legal claims will not result in significant costs to the Company. In addition, potential litigation may arise on a property underlying the royalties, streams and similar interests that are or may be held by the Company (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty, stream or similar interest holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties, streams and similar interests that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Conflicts of interest.

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resources investment, exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of royalties, streams or similar interests. Such conflicts of the directors and officers may have a material adverse effect on the Company’s business, results of operations and financial condition.

25

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

Dividend policy.

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Public acceptance of nuclear energy and competition from other energy sources.

The growth of the uranium and nuclear energy industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. The nuclear industry is affected by unique political, technological and environmental factors. Accordingly, the industry is subject to public opinion risks, which could have an adverse impact on the demand for nuclear power and result in increased government regulation. An accident at a nuclear reactor anywhere in the world could impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

No public market for uranium.

There is no public market for the sale of physical uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. The Company may not be able to sell any physical uranium acquired in the future at a desired price level for some time. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several weeks to complete. The inability to sell any acquired uranium on a timely basis in sufficient quantities could have a material adverse effect on the financial condition of the Company.

Lack of liquidity in uranium company investments.

The Company may make additional investments in securities of companies involved in the uranium industry in the future. Some of the companies in which the Company may invest may be thinly traded and some may have no market at all. There are no restrictions on the investment by the Company in illiquid securities. It is possible that the Company may not be able to sell such positions, in whole or in part, without facing substantially adverse prices. If the Company is required to transact in such securities before its intended investment horizon, the performance of the Company could suffer.

Anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

26

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2020

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Expansion of the business activities outside areas of expertise.

The Company’s operations and expertise are currently focused on the acquisition and management of its royalty and other uranium-focused interests. While it does not currently expect to do so, in the future, the Company may pursue acquisitions outside this area, including potentially acquiring and/or investing in producing, developing or exploration-stage resource projects. Expansion of the Company’s activities into new areas would present challenges and risks that it has not faced in the past. If the Company does not manage these challenges and risks successfully, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com.

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